UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________
FORM 8-K
 _______________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 29, 2018
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SPRINT CORPORATION
(Exact name of Registrant as specified in its charter)
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Delaware	1-04721	46-1170005
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6200 Sprint Parkway, Overland Park, Kansas	66251
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code (877) 564-3166
(Former name or former address, if changed since last report)
 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Financial Officer

On June 29, 2018, Sprint Corporation (the “Company”) announced that Andrew M. Davies, 52, has agreed to become Chief Financial Officer (“CFO”) of the Company effective on July 2, 2018 (the “Effective Date”).

Mr. Davies was Group Chief Financial Officer of Veon Ltd. (formerly VimpelCom Ltd.), a NASDAQ and Euronext Amsterdam-listed international communications and technology company, where he was responsible for all external communications, procurement, accounting and financial aspects of the company from November 2013 until November 2017. Previously, Mr. Davies was the Chief Financial Officer of Verizon Wireless from October 2010 to October 2013. Prior to his appointment at Verizon Wireless, Mr. Davies held several senior financial roles within Vodafone Group Plc, including Chief Financial Officer of Vodafone India and Vodafone Turkey as well as positions in Vodafone UK and Vodafone Japan, from 2003 until 2010. Prior to joining Vodafone in 2003, Mr. Davies was Chief Financial Officer of Singlepoint (4U), which was acquired by Vodafone in 2003 and also held positions with Honeywell Inc. and General Electric after starting his career with KPMG. Mr. Davies earned a Bachelor of Science degree in mathematics from Imperial College in London, is an Associate of the Royal College of Science and is a Fellow of the Institute of Chartered Accountants in England and Wales.

On July 2, 2018, the Company entered into an employment offer letter with Mr. Davies (the “Davies Offer Letter”). The Davies Offer Letter provides for the following compensation:

•	an annual base salary of $750,000;

•	short-term cash bonus plan (“STIC plan”) participation as follows:

◦
for the Company’s bonus performance period that commenced on April 1, 2018 and will end on March 31, 2019, a target bonus opportunity of 100% of Mr. Davies’s annual base salary, up to a maximum bonus of 200% of his target bonus, pro-rated from the Effective Date;

◦	beginning with fiscal year 2019, an annual target bonus opportunity of 100% of Mr. Davies’s base salary up to a maximum annual bonus of 200% of his target bonus;

•	long-term incentive compensation plan (“LTIC plan”) participation as follows:

◦
an initial target award opportunity with a total aggregate value of $1.5 million on the grant date, with 50% of such value granted as a time-vesting restricted stock unit award, and 50% of such value granted as a performance-vesting restricted stock unit award;

◦	beginning with fiscal year 2019, a target award opportunity that will be no less than $1.5 million on the grant date;

•
a one-time cash payment of $100,000, which is intended to provide financial assistance for certain housing and travel expenses in lieu of relocation benefits, provided that if Mr. Davies resigns or is terminated by the Company for cause, within one year of the Effective Date, Mr. Davies must repay such amount to the Company;

•	eligibility to participate in such other equity incentive compensation plans and employee benefit programs as the Company generally provides to its senior executives under such plans and programs;

•	certain benefits and perquisites, including indemnification and directors’ and officers’ liability insurance;

•	payment or reimbursement of certain business expenses; and

•	participation in the Company’s vacation policy.

Mr. Davies will not be eligible to receive severance compensation and other benefits upon termination of his employment for any reason, including in connection with a transaction that results in a change in control. The Davies Offer Letter has no specified term, and Mr. Davies’s employment with the Company will be on an at-will basis. Further, the Davies Offer Letter provides that Mr. Davies’s job location will be in Overland Park, Kansas.

Certain Relationships and Related Party Transactions

Indemnification Agreement

The Company expects to enter into its standard indemnification agreement with Mr. Davies, as it has with its other executive officers. The indemnification agreement provides, among other things, that the Company will provide to Mr. Davies indemnification under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements that Mr. Davies may be required to pay in actions or proceedings in which he is or may be made a party by reason of his position as a director, officer or other agent of the Company or its subsidiaries.

Amended and Restated Employment Agreements

As previously disclosed, Marcelo Claure was appointed Executive Chairman of the Board of Directors of the Company and ceased to serve as the Company’s Chief Executive Officer (“CEO”), and Michel Combes, the Company’s President, was appointed CEO, in each case effective as of May 31, 2018.

Marcelo Claure

On July 2, 2018, the Company and Mr. Claure entered into an Amended and Restated Employment Agreement, effective as of May 31, 2018 (the “Claure Agreement”). The Claure Agreement provides that Mr. Claure will receive an annual base salary of $1,000,000 for serving as Executive Chairman. In addition, the Claure Agreement provides that Mr. Claure will no longer be eligible to participate in any short-term or long-term incentive compensation plans (including the Company’s STIC and LTIC plans), except that (1) outstanding awards previously granted under prior plans will continue to vest and be paid pursuant to their terms, and (2) he will be eligible to participate in the Company’s 2018 STIC plan and will receive a prorated target award opportunity based on the number of days that he served as CEO in fiscal year 2018.

If Mr. Claure’s employment under the Claure Agreement terminates, regardless of the reason, Mr. Claure will not be entitled to receive severance compensation and other benefits, except that Mr. Claure will be entitled to receive:

•	any accrued but unpaid cash compensation;

•	payment of a bonus award under the 2018 STIC plan, if the 2018 STIC plan award has not been paid as of his termination date; and

•
any vested, accrued or earned benefits under the Company’s employee benefit plans and programs (“Employee Plans”) or any outstanding equity, or equity-based, awards in accordance with the terms of such Employee Plans or outstanding awards, including any vested, accrued or earned benefits under his outstanding Turnaround Incentive Award and any outstanding option awards, as further described below.

The Claure Agreement also provides that if Mr. Claure remains employed through the closing of the Company’s proposed merger with T-Mobile US, Inc. (“T-Mobile”), then Mr. Claure’s employment with the Company will terminate immediately after closing and, subject to Mr. Claure’s execution and delivery to the Company of a release in accordance with the terms of the Claure Agreement, such termination will be treated as a termination by the Company (1) without cause, for purposes of any outstanding option awards, and (2) without cause during the CIC Severance Protection Period, for purposes of his outstanding Turnaround Incentive Award.

In addition, Mr. Claure will continue to receive (1) certain health and welfare benefits from the Company, except to the extent comparable benefits are provided by SoftBank Group Corp. or one of its affiliates (“SoftBank”), and (2) certain perquisites, including indemnification and directors’ and officers’ liability insurance. Because the overall security program implemented for Mr. Claure substantially restricts him from flying commercially, the Claure Agreement now permits unlimited personal usage of Company aircraft. Finally, the Claure Agreement makes conforming changes to the terms of Mr. Claure’s employment to reflect his new role as Executive Chairman and his dual employment with SoftBank, as previously disclosed.

Michel Combes

On July 2, 2018, the Company and Michel Combes, currently President and CEO, entered into an Amended and Restated Employment Agreement, effective as of May 31, 2018 (the “Combes Agreement”). In connection with his appointment as CEO, Mr. Combes’s compensation will generally remain unchanged. The Combes Agreement provides, however, that in the event that Mr. Combes’s employment with the Company terminates and he (1) subsequently commences employment with SoftBank, or (2) is offered, but refuses to accept, a comparable employment position with SoftBank following the closing of the Company’s proposed merger with T-Mobile, then in each case he will not be entitled to receive certain severance compensation and other benefits under certain conditions as specified in the Combes Agreement. The Combes Agreement also makes conforming changes to the terms of Mr. Combes’s employment to reflect his new role as CEO.

The foregoing summaries of the material terms of the Davies Offer Letter, the Claure Agreement and the Combes Agreement are qualified in their entirety by the full terms and conditions of the Davies Offer Letter, the Claure Agreement and the Combes Agreement, copies of which are filed hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits.

(d)    Exhibits

The following exhibits are filed with this report:

Exhibit No.	Description
10.1	Employment Offer Letter, dated July 2, 2018, by and between Andrew M. Davies and Sprint Corporation
10.2	Amended and Restated Employment Agreement, dated July 2, 2018, by and between Marcelo Claure and Sprint Corporation
10.3	Amended and Restated Employment Agreement, dated July 2, 2018, by and between Michel Combes and Sprint Corporation

Important Additional Information
In connection with the proposed transaction, T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corp, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint Corp stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint Corp. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint Corp with the SEC may be obtained free of charge at Sprint Corp’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.
Participants in the Solicitation
T-Mobile and Sprint Corp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint Corp’s directors and executive officers is available in Sprint Corp’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint Corp’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint Corp as indicated above.

No Offer or Solicitation
This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINT CORPORATION

July 2, 2018	By:	/s/ Stefan K. Schnopp

Stefan K. Schnopp
Vice President and Corporate Secretary

Exhibit Index

Exhibit No.	Description
10.1	Employment Offer Letter, dated July 2, 2018, by and between Andrew M. Davies and Sprint Corporation
10.2	Amended and Restated Employment Agreement, dated July 2, 2018, by and between Marcelo Claure and Sprint Corporation
10.3	Amended and Restated Employment Agreement, dated July 2, 2018, by and between Michel Combes and Sprint Corporation